FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  May 8, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
_______________________________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated May 8, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

Date: May 8, 2009	By:	/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

 PRESS RELEASE
New York and Stockholm – May 8th, 2009

MILLICOM INTERNATIONAL CELLULAR S.A.

CONVENING NOTICE FOR ANNUAL GENERAL MEETING / NOTICE OF BOARD DECISIONS

MILLICOM INTERNATIONAL CELLULAR S.A.
société anonyme
Registered office address:

15, rue Léon Laval
L-3372 Leudelange, Grand-Duchy of Luxembourg

- R.C.S. Luxembourg: B 40.630 –

NOTICE

IS HEREBY GIVEN that the annual general meeting (“2009 AGM”) of the shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom”) is convened to be held at the Château de Septfontaines, 330, rue de Rollingergrund, Luxembourg-City, Grand-Duchy of Luxembourg, on Tuesday, 26 May 2009 at 4.00 p.m. Central European Time ("CET"), to consider and vote on the following resolutions:

1.	To acknowledge the delegation by the Chairman of the Board of Directors of the duty to preside the 2009 AGM.

2.	To elect the Secretary and the Scrutineer of the 2009 AGM.

3.	To receive the Directors’ Report (Rapport de Gestion) and the Report of the external auditor on the consolidated and parent company (Millicom) accounts at 31 December 2008.

4.	To approve the consolidated accounts and the parent company (Millicom) accounts for the year ended 31 December 2008.

5.
To allocate the results of the year ended 31 December 2008. On a parent company basis, Millicom generated a profit of USD 1,383,410,071 for the year ended 31 December 2008. Of this amount, USD 880,366 is proposed to be allocated to the legal reserve in accordance with the requirements of the Luxembourg Law on commercial companies dated 10 August 1915, as amended (the "1915 Law") and the remaining part of the profit of USD 1,382,529,705 is proposed to be carried forward.

6.	To discharge all the current directors of Millicom for the performance of their mandate during the year ended 31 December 2008.

7.	To set the number of Directors at 7 Directors.

8.	To re-elect Mr. Kent Atkinson as Director for a term ending on the day of the annual general meeting to take place in 2010 (the "2010 AGM").

9.	To re-elect Ms. Maria Brunell Livfors as Director for a term ending on the day of the 2010 AGM.

10.	To re-elect Ms. Donna Cordner as Director for a term ending on the day of the 2010 AGM.

11.	To re-elect Mr. Daniel Johannesson as Director for a term ending on the day of the 2010 AGM.

12.	To re-elect Mr. Michel Massart as Director for a term ending on the day of the 2010 AGM.

13.	To re-elect Mr. Allen Sangines-Krause as Director for a term ending on the day of the 2010 AGM.

14.	To elect Mr. Paul Donovan as a new Director for a term ending on the day of the 2010 AGM.

15.	To re-elect PricewaterhouseCoopers S.à r.l., Luxembourg as the external auditor of Millicom for a term ending on the day of the 2010 AGM.

16.
To approve the Directors’ fee-based compensation for the period from the 2009 AGM to the 2010 AGM and share-based compensation from the period from the 2009 AGM to the 2010 AGM, such shares to be issued within Millicom’s authorised share capital exclusively in exchange for the allocation from the premium reserve i.e. for nil consideration from the relevant Directors.

17.
(a) To authorise the Board of Directors, at any time between 26 May 2009 and the day of the 2010 AGM, provided the required levels of distributable reserves are met by Millicom at that time, to engage in a share repurchase plan of Millicom's shares (the "Share Repurchase Plan"), either directly or through a subsidiary or a third party, using its available cash reserves in an amount not exceeding the lower of (i) ten percent (10%) of Millicom's issued and outstanding share capital as of the date of the 2009 AGM (i.e., approximating a maximum of 10,800,000 shares corresponding to USD 16,200,000 in nominal value) or (ii) the then available amount of Millicom’s distributable reserves on a parent company basis, in the open market on NASDAQ and OMX Nordic Exchange Stockholm AB, at an acquisition price which may not be less than USD 5 per share nor exceed the higher of (x) the published bid that is the highest current independent published bid on a given date or (y) the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved.

(b)
To approve the Board of Directors’ decision to give joint authority to Millicom’s Chief Executive Officer and the Chairman of the Board of Directors to (i) decide, within the limits of the authorisation set out in (a) above, the timing and conditions of any Millicom's Share Repurchase Plan according to market conditions and (ii) give mandate on behalf of Millicom to one or more designated broker-dealers to implement a Share Repurchase Plan.

(c)	To authorise Millicom, at the discretion of the Board of Directors, in the event the Share Repurchase Plan is done through a subsidiary or a third party, to (a) purchase the bought back Millicom shares from such subsidiary or third party, (b) pay the bought back Millicom shares using either distributable reserves or funds from its share premium account, (c) transfer all or part of the purchased Millicom shares to employees of the Millicom Group in connection with any existing or future Millicom long-term incentive plan, and/or (d) use the purchased shares as consideration for merger and acquisition purposes, including joint ventures and the buy-out of minority interests in Millicom’s subsidiaries, as the case may be, in accordance with the limits set out in articles 49-2, 49-3, 49-4, 49-5 and 49-6 of the 1915 Law.

(d)
To further grant all powers to the Board of Directors with the option of sub-delegation to implement the above authorisation, conclude all agreements, carry out all formalities and make all declarations with regard to all authorities and, generally, do all that is necessary for the execution of any decisions made in connection with this authorization.

 NOTES REGARDING THE NOTICE

 CHAIRMAN OF THE MEETING (2009 AGM - item 1)

Pursuant to paragraph 8 of Millicom's Articles, the Chairman of the Board of Directors delegates the duty of presiding the 2009 AGM to Mr. Jean-Michel Schmit, attorney at law (avocat à la Cour), having his offices in Luxembourg-City.

ELECTION OF THE SECRETARY AND SCRUTINEER (2009 AGM - item 2)

It is proposed that Ms. Candida Gillespie, employee of Millicom, is elected Scrutineer and Mr. Lars Swenningsson, also employee of Millicom, is elected Secretary of the 2009 AGM.

ELECTION OF THE DIRECTORS (2009 AGM - item 8-14)

The Nominations Committee proposes that, until the 2010 AGM, Mr. Kent Atkinson, Ms. Maria Brunell Livfors, Ms. Donna Cordner, Mr. Daniel Johannesson, Mr. Michel Massart and Mr. Allen Sangines-Krausen be re-elected as Directors of Millicom and that Mr. Paul Donovan be elected as new Director of Millicom.

Mr. Paul Donovan, born 1958, has significant telecom management and senior leadership experience from several markets in the world, including Asia Pacific and Africa.

Mr. Donovan’s most recent executive position was Chief Executive, EMAPA Region for the Vodafone Group which he held until 2008.

Mr. Donovan’s background includes a decade in fast moving consumer goods before he moved into the technology sector, principally with BT and Vodafone.

His career with Vodafone started 10 years ago and for the last five years, he has overseen Vodafone’s operations in subsidiaries in Eastern Europe, Middle East and Asia Pacific. Africa, the US, India and China were added to his remit in 2006. As part of his role, he sat on the boards of numerous subsidiaries and joint ventures during this period.

He holds a BA (with Honors) from University College, London and an MBA from the Bradford University Management Centre with a specialization in Finance and Business Policy.

He presently does not have any other board assignments.

Mr. Donovan would qualify as an “independent” director of Millicom as defined in the NASDAQ Stock Market, Inc. Marketplace Rules.

A more detailed description of Mr. Donovan’s background can be found on Millicom’s web page (www.millicom.com) under “AGM 2009”.

ELECTION OF THE AUDITOR (2009 AGM - item 15)

The Board of Directors, supported by the Audit Committee, proposes that PricewaterhouseCoopers S.à r.l., Luxembourg, be re-elected as external auditor for a term ending at the 2010 AGM.

DIRECTORS’ FEES (2009 AGM - item 16)

The Nominations Committee proposes a total of EUR 343,500 as fee-based compensation for the seven Directors expected to serve from the 2009 AGM to the 2010 AGM with such total amount to be split between the Directors in accordance with a key proposed by the Nominations Committee.

The Nominations Committee also proposes share-based compensation for the period from the 2009 AGM to the 2010 AGM in the form of fully paid-up shares of Millicom common stock. The number of shares issued to the Chairman of the Board of Directors to be USD 82,500 divided by the Millicom share closing price on NASDAQ on the 2009 AGM date provided that shares shall not be issued below the par value. The number of shares issued to each of the six other Directors to be USD 50,000 divided by the Millicom share closing price on NASDAQ on the 2009 AGM date provided that shares shall not be issued below the par value.

In respect of Directors who did not serve an entire term, the share-based compensation will be pro-rated pro rata temporis.

SHARE REPURCHASE PLAN (2009 AGM - item 17)

The Board of Directors of Millicom proposes that the meeting approve a Share Repurchase Plan and authorises the Board of Directors of Millicom, with the option to delegate, to acquire and dispose of the Millicom's shares under the abovementioned Share Repurchase Plan as further detailed below.

a) Objectives:

The Share Repurchase Plan will be carried out for all purposes allowed or which would become authorised by the laws and regulations in force, and in particular the 1915 Law and in accordance with the objectives, conditions, and restrictions as provided by the European Commission Regulation No. 2273/2003 of 22 December 2003.
The purpose of the Share Repurchase Plan will be in particular to reduce the Millicom's share capital (in value or in number of the shares) or to meet obligations arising from any of the following:

(a) debt financial instruments exchangeable into equity instruments;

(b) employee share option programmes or other allocations of shares to employees of the issuer or of an associate company;

(c) consideration for merger and acquisition purposes.

The transactions over the shares under the Share Repurchase Plan may be carried out by any means, on or off the market or by the use of derivative financial instruments, listed on a regulated stock exchange or transacted by mutual agreement subject to all applicable laws and stock exchange regulations.

b) Maximum proportion of the share capital that may be repurchased

- The maximum aggregate number of shares authorised to be purchased is an amount not exceeding the lower of (i) ten percent (10%) of Millicom's issued and outstanding share capital as of the date of the 2009 AGM (i.e., approximating a maximum of 10,800,000 shares corresponding to USD 16,200,000 in nominal value) or (ii) the then available amount of Millicom’s distributable reserves on a parent company basis in the open market on NASDAQ and OMX Nordic Exchange Stockholm AB. The nominal value or, in the absence thereof, the accountable par of the acquired shares, including shares previously acquired by Millicom and held by it (including the stakes held by other group companies referred to in Article 49bis of the 1915 Law), and shares acquired by a person acting in his own name but on Millicom's behalf, may not exceed ten percent (10%) of the issued share capital it being specified that (i) such limit applies to a number of shares that shall be, as necessary, adjusted in order to take into account transactions affecting the share capital following the 2009 AGM as further detailed under c) below (ii) that the acquisitions carried out by Millicom may in no event cause it to hold, directly or indirectly, more than ten percent (10%) of the share capital, (iii) the aggregate amount that Millicom may assign to the buyback of its own shares shall be set in accordance with the provisions of the 1915 Law.

- The acquisitions may not have the effect of reducing Millicom's net assets below the amount of the subscribed share capital plus those reserves, which may not be distributed under law or Millicom's Articles.

- Only fully paid-up shares may be included in the transactions.

c) Price and volume considerations

The minimum and maximum purchase prices at which the Company may repurchase respectively its shares to be set at:

- Minimum repurchase price: USD 5

- Maximum repurchase price not to exceed the higher of: (x) the published bid that is the highest current independent published bid on a given date or (y) the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved.

The 2009 AGM grants all powers to the Board of Directors to proceed with unit price adjustments and the maximum number of securities to be acquired in proportion to the variation in the number of shares or their nominal value resulting from possible financial operations by Millicom such as but not limited to capital increase by incorporation of reserves and free allocation of shares or in case of splitting or regrouping of shares et sq.

Any transaction undertaken by Millicom under the Share Repurchase Plan as to price and volume will be undertaken in accordance with all legal requirements, including those of the European Commission Regulation No. 2273/2003 of 22 December 2003 or any accepted market practices as defined under the Directive 2003/6/EC dated 28 January 2003 on insider dealing and market manipulation and recognized by the Swedish competent authority for the purposes of the abovementioned Directive.

d) Duration

Such a Share Repurchase Plan will start no earlier than 26 May 2009, and end no later than at the earliest of (i) the next AGM to take place in 2010, (ii) the moment on which the aggregate value of shares repurchased by Millicom since the start of this Share Repurchase Plan reaches the limits indicated under (b) above; (iii) the moment on which Millicom' shareholding (including the stakes held by other group companies referred to in Article 49bis of the 1915 Law and shares acquired by a person acting in his own name but on Millicom's behalf) reaches 10 per cent of the subscribed share capital in accordance with article 49-2 (1) of the 1915 Law or (iv) within eighteen months as of the date of the 2009 AGM.

QUORUM AND MAJORITY

There is no quorum of presence requirement for the 2009 AGM. The 2009 AGM agenda items are adopted by a simple majority of the shares present or represented.

OTHER INFORMATION

Millicom has issued 108,046,548 outstanding shares with a nominal value of USD 1.50 and with one vote attached to each such share.

Millicom’s consolidated accounts and the parent company (Millicom) accounts as at and for the year ended 31 December 2008, as well as the Directors’ Report and the Report of the external auditor, will be available from 11 May 2009 at Millicom's registered office and copies available upon request by e-mail to: information@millicom.com.

Participation in the 2009 AGM is reserved to shareholders who (i) are registered in the shareholders’ register kept by Millicom and/or Euroclear Sweden AB (Formerly VPC AB) and/or AST as of Tuesday, 19 May 2009, and (ii) give notice of their intention to attend the 2009 AGM by mail or return a duly completed power of attorney form so that it is received at Millicom’s registered office no later than Friday, 22 May 2009, 5:00 p.m. CET. Forms are available on Millicom’s website (www.millicom.com) or upon request at Millicom’s registered office, at the following address and contact numbers: Millicom International Cellular S.A., 15, rue Léon Laval, L-3372 Leudelange, Luxembourg, attention: Cândida Gillespie, telephone: + 352 27 759 702, fax: + 352 27 759 353. The shares of any holder who wishes to attend the 2009 AGM will not be transferable between May 19, 2009 and the date of the AGM.

Shareholders holding their shares through a third party such as a broker or bank and wishing to attend the AGM or to be represented at the AGM by power of attorney may have to contact such third party in order to exercise their shareholder’s rights at the AGM.

Holders of Swedish Depository Receipts wishing to attend the 2009 AGM or to be represented at the AGM by power of attorney have to give notice to, and request a power of attorney form from, HQ Bank AB, with mailing address: 103 71  Stockholm, Sweden, and visiting address: Hovslagargatan 3, Stockholm, Sweden, telephone: + 46 8 463 85 00, or download it from Millicom’s website (www.millicom.com) and send it duly completed to HQ Bank AB at the address indicated above, so that it is received no later than 5:00 p.m. CET on Friday, 22 May 2009. Holders of Swedish Depository Receipts having registered their Swedish Depository Receipts in the name of a nominee must temporarily register the Swedish Depository Receipts in their own name in the records maintained by Euroclear Sweden AB (Formerly VPC AB) in order to exercise their shareholders’ rights at the 2009 AGM. Such registration must be completed no later than Tuesday, 19 May 2009.

May 2009	The Board of Directors

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 16 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 284 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS

Daniel Johannesson
Chairman of the Board of Directors
Millicom International Cellular S.A., Luxembourg Telephone: +352 27 759 327

Andrew Best Telephone:  +44 (0)7798 576378
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com